

William Slattery, CFA
Vice President
Listing Qualifications

<u>*Electronic Mail Only*</u>

June 14, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 12, 2018 The Nasdaq Stock Market (the "Exchange") received from Grindrod Shipping Holdings Ltd. (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following security:

<p align="center">Ordinary shares, no par value</p>

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery